

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

<u>Via E-Mail</u>
Robert Rasmus
Co-Chief Executive Officer
Hi-Crush Partners LP
Three Riverway, Suite 1550
Houston, TX 77056

> **Re:** **Hi-Crush Partners LP**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Response dated July 8, 2013**
> **File No. 001-35630**

Dear Mr. Rasmus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when- you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Results of Operations, page 64

Predecessor and Successor Combined, page 64

1. We have reviewed your response to our prior comment 1 noting it does not appear to address our comment in its entirety; therefore, it is being reissued. We do not believe you should combine the historical information for predecessor and successor periods given that the historical predecessor information includes the operations contributed to the

registrant as well as those retained by the predecessor. This presentation is not representative of the registrant's ongoing business(es) and may therefore not be meaningful to investors. It appears to us that you may present the combined information on a pro forma basis instead. The pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X, including the appropriate pro forma adjustments. In addition, please note that any discussion of such pro forma information should supplement and not be given greater prominence than actual results. Please provide to us a draft of your proposed revision to the presentation of the "combined" financial statement data.

Form 10-Q for the Quarter Ended March 31, 2013

Financial Statements, page 3

Notes to the Consolidated Financial Statements

7. Preferred Interest in Hi-Crush Augusta LLC, page 11

2. We note your response to our prior comment 3 noting the acquisition of Hi-Crush Augusta LLC was executed by transferring units and by issuing cash which resulted in a portion of the transaction being recorded at cost and the other portion being recorded at fair value. Please provide us with a detailed discussion of the relationship of the parties involved in this transaction, including the following:

- Please provide a detail of the shareholders/members of Hi-Crush Proppants including the percentage of units held and voting rights.
- Please provide a detail of the shareholders/members of Hi-Crush GP, LLC including the percentage of units held and voting rights.
- Please provide a detail of the shareholders/members of Hi-Crush Augusta, LLC including the percentage of units held and voting rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining